Morgan Stanley Dean Witter Spectrum Series
Monthly Report
February 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the six Morgan Stanley Dean Witter Spectrum Funds as of February 28, 2001 was as follows:

Funds               N.A.V.                   % change for month
Spectrum Commodity  $  7.43                 -1.27%
Spectrum Currency   $10.90                  -1.34%
Spectrum Global Balanced                    $15.80     -3.37%
Spectrum Select     $24.35                   1.94%
Spectrum Strategic  $10.56                   0.47%
Spectrum Technical  $16.26                   1.91%

Spectrum Commodity

Spectrum Commodity decreased in value during February primarily due to losses recorded in the metals markets from long silver futures positions as silver prices declined following gold prices lower on the strength of the U.S. dollar. Additional losses were recorded from long positions in copper and aluminum futures as prices moved lower after uninspiring U.S. economic data, in part an indication of the slowing U.S. economy. In the energy markets, losses were experienced from long natural gas futures positions as prices fell as a result of forecasts for warmer weather and a lower-than-expected decrease in inventory levels. A portion of these losses was offset by gains recorded in the livestock markets from long cattle futures positions as prices increased. In the soft commodities markets, profits were recorded from long positions in cocoa futures as prices moved higher spurred by worries about tight supplies in the Ivory Coast, the world's leading cocoa producer.

Spectrum Currency

Spectrum Currency decreased in value during February primarily due to losses recorded from long positions in the euro and Swiss franc as the value of these European currencies weakened during mid-month versus the U.S. dollar amid growth concerns regarding most European economies. Losses were also experienced from short positions in the Norwegian krone as its value strengthened versus the U.S. dollar amid increased confidence in Norway maintaining a relatively low level of inflation, albeit slightly higher than European inflation. Additional losses were incurred from short positions in the South African rand as its value strengthened relative to the U.S. dollar spurred by a rebound in the euro's strength later in the month versus the U.S. dollar. A portion of these losses was offset by gains recorded from short positions in the Japanese yen as the value of the yen weakened relative to the U.S. dollar after the Bank of Japan trimmed its discount rate and after a drop in the Nikkei Index prompted fears of a deflationary spiral.

Spectrum Global Balanced

Spectrum Global Balanced decreased in value during February primarily due to losses recorded early in the month in the global stock index futures markets from long positions in U.S. stock index futures as domestic equity prices moved lower on fears that the technology sector could falter even if the U.S. Federal Reserve aggressively cut interest rates. Additional losses were recorded later in the month from long positions in DAX Index futures as German equity prices followed U.S. stock prices lower on first quarter earnings warnings. In the currency markets, losses were recorded from trading in the euro and Swiss franc against the Japanese yen due to short term volatility as a result of conflicting economic signals and a surprise cut in the discount rate by the Bank of Japan. In the agricultural markets, losses were recorded early in the month from short positions in soybean oil futures as prices increased on technically-based factors. A portion of these losses was offset by gains recorded in the soft commodities markets from short cotton futures positions as cotton prices declined on weak export sales, low demand and building ending stocks.

Spectrum Select

Spectrum Select increased in value during February primarily due to gains recorded in the global interest rate futures markets from long positions in Japanese interest rate futures as Japanese government bond prices increased on reports of disappointing economic data and a surprise cut in the discount rate by the Bank of Japan. Additional gains were recorded from long positions in U.S. interest rate futures as prices rose amid a rattled stock market, shaky consumer confidence and the potential of additional interest rate cuts by the U.S. Federal Reserve. In the global stock index futures markets, profits were recorded from short positions in U.S. stock index futures as U.S. equity prices declined after discouraging corporate earnings warnings and inflationary news. A portion of the Fund's overall gains for the month was offset by losses recorded in the energy markets from long futures positions in heating oil and unleaded gas as prices reversed lower on bearish data showing gains in U.S. energy stockpiles, and indications that OPEC will not trim output again when it meets in March.

Spectrum Strategic

Spectrum Strategic increased in value during February primarily due to gains recorded early in the month in the energy markets from long positions in crude oil futures as prices soared higher amid cold weather forecasts for the mid-U.S. region, OPEC production cuts and a tightening in U.S. crude oil supplies. Newly established short positions in crude oil and unleaded gas futures resulted in additional gains later in the month as prices retreated on new data that showed gains in U.S. energy stockpiles and indications that OPEC will not trim output again when it meets in March. In the global interest rate futures markets, gains were recorded from long positions in short-term U.S. interest rate futures as prices rose amid a rattled stock market, shaky consumer confidence and the potential of additional interest rate cuts by the U.S. Federal Reserve. A portion of the Fund's overall gains for the month was offset by losses recorded in the metals markets from long positions in aluminum and copper futures as prices moved lower after uninspiring U.S. economic data, in part an indication of the slowing U.S. economy. In soft commodities, losses were incurred from long lumber futures positions as lumber prices dropped on reports of excess supply and limited demand.

Spectrum Technical

Spectrum Technical increased in value during February primarily due to gains recorded in the global interest rate futures markets from long positions in Japanese interest rate futures as Japanese government bond prices increased on reports of disappointing economic data and a surprise cut in the discount rate by the Bank of Japan. Additional gains were recorded from long positions in U.S. interest rate futures as prices rose amid a rattled stock market, shaky consumer confidence and the potential of additional interest rate cuts by the U.S. Federal Reserve. In the global stock index futures markets, profits were recorded from short positions in NASDAQ 100 Index futures as U.S. equity prices declined after discouraging corporate earnings warnings and inflationary news. A portion of the Fund's overall gains for the month was offset by losses recorded early in the month in the energy markets from short futures positions in crude oil and its related products as prices reversed higher amid cold weather forecasts for the mid-U.S. region, OPEC production cuts and a tightening in U.S. crude oil supplies. Newly established long futures positions in crude oil resulted in additional losses later in the month as prices moved lower on bearish data showing gains in U.S. energy stockpiles and indications that OPEC will not trim output again when it meets in March. In the currency markets, losses were recorded from trading in the euro and Swiss franc versus the U.S. dollar due to conflicting economic signals and speculation on interest rate policies. Gains were recorded from short positions in the Japanese yen as the value of the yen weakened relative to the U.S. dollar after the Bank of Japan trimmed its discount rate and after a drop in the Nikkei Index prompted fears of a deflationary spiral.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Commodity
                         1998                -34.3%
                         1998  15.8%
                         2000                        3.2%
                         2001 (2 months)                 -5.4%

                    Inception-to-Date Return:                  -25.7%
                    Annualized Return:                           -9.0%

___________________________________________________________________________
__________
Spectrum Currency             2000 (6 months)                11.7%
                         2001 (2 months)                -2.4%

                    Inception-to-Date Return:                 9.0%

___________________________________________________________________________
___________
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1999 16.4%
                         1999                       0.7%
                         2000                       0.9%
                         2001 (2 months)                -2.8%

                    Inception-to-Date Return:           58.0%
                    Annualized Return:                             7.5%

___________________________________________________________________________
__________
Spectrum Select
                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                                   2000                        7.1%
                         2001 (2 months)                  3.3%

                    Inception-to-Date Return:               143.5%
                    Annualized Return                 9.7%
___________________________________________________________________________
__________




Spectrum Strategic
                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%
                         2000                     -33.1%
                         2001 (2 months)                -0.5%

                    Inception-to-Date Return:                 5.6%
                    Annualized Return:               0.9%
___________________________________________________________________________
________________________________

Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%
                         2000    7.8%
                         2001 (2 months)                 -1.1%

                    Inception-to-Date Return:                62.6%
                    Annualized Return:               8.0%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended February 28, 2001
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Currency
_     Spectrum Global Balanced
                                Percentage of          Percentage of
Percentage of
                                February 1, 2001       February 1, 2001
February 1, 2001
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                   (593,848)     (3.13)            -             -
1,346,239        2.38
  Net change in unrealized    414,222       2.18        (193,296)        (1.09)
(3,209,770)                      (5.68)

  Total Trading Results      (179,626)     (0.95)       (193,296)        (1.09)
(1,863,531)                      (3.30)
Interest Income (DWR,
 MS & Co.)                     66,127       0.35          53,647          0.30
236,840        0.42

  Total Revenues             (113,499)     (0.60)       (139,649)        (0.79)
(1,626,691)      (2.88)

EXPENSES
Brokerage fees (DWR,
 MS & Co.)                     88,778       0.47          67,774          0.38
216,617        0.38
Management fees (Note 2)       39,558       0.20          29,468     0.17
58,864                            0.11
Incentive fees                   -           -                   -
-                                        -            - .

  Total Expenses              128,336       0.67          97,242     0.55
275,481        0.49

NET LOSS                     (241,835)     (1.27)       (236,891)        (1.34)
(1,902,172)      (3.37)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended February 28, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Currency
Spectrum Global Balanced     .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
$                              $
Net Asset Value,
 February 1, 2001    2,523,796.066  18,987,735    7.52   1,600,098.948
17,680,139  11.05   3,456,643.916    56,509,120  16.35
Net Loss                    -         (241,835)  (0.09)         -
(236,891) (0.15)           -       (1,902,172) (0.55)
Redemptions            (55,234.311)   (410,391)   7.43      (4,822.776)
(52,568) 10.90     (46,896.888)     (740,971) 15.80
Subscriptions           17,062.455     126,774    7.43     200,661.595
2,187,212  10.90      54,679.095       863,930  15.80

Net Asset Value,
  February 28, 2001  2,485,624.210  18,462,283    7.43   1,795,937.767
19,577,892  10.90   3,464,426.123    54,729,907  15.80

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended February 28, 2001
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Select              Spectrum Strategic
_     Spectrum Technical
                                Percentage of          Percentage of
Percentage of
                                February 1, 2001       February 1, 2001
February 1, 2001
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                   10,516,760      4.68      (1,394,367)      (1.91)
949,143        0.36
  Net change in unrealized   (4,996,177)    (2.22)           2,131,822
2.92                                5,472,433         2.05

  Total Trading Results       5,520,583      2.46         737,455         1.01
6,421,576                         2.41
Interest Income (DWR,
  MS & Co.)                     763,956      0.34              249,779
0.34                                  900,949        0.34

  Total Revenues              6,284,539      2.80          987,234        1.35
7,322,525        2.75

EXPENSES
Brokerage fees (DWR,
  MS & Co.)                   1,358,530      0.61         441,612         0.60
1,611,081        0.61
Management fees (Note 2)        562,150      0.25              201,133
0.28                                  615,065        0.23
  Total Expenses              1,920,680     0.86          642,745         0.88
2,226,146        0.84
NET INCOME                    4,363,859     1.94           344,489        0.47
5,096,379        1.91

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended February 28, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Select                     Spectrum Strategic
Spectrum Technical          .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
$                              $
Net Asset Value,
 February 1, 2001    9,412,606.389  224,859,997  23.89   6,954,543.123
73,094,364   10.51  16,716,948.861  266,661,737  15.95
Net Income                 -          4,363,859   0.46        -
344,489    0.05         -          5,096,379   0.31
Redemptions            (60,996.617)  (1,485,268) 24.35     (86,432.057)
(912,722)  10.56    (150,064.467)  (2,440,048) 16.26
Subscriptions           97,934.521    2,384,706  24.35      69,729.735
736,346   10.56     147,815.471    2,403,480  16.26

Net Asset Value,
  February 28, 2001  9,449,544.293  230,123,294  24.35   6,937,840.801
73,262,477   10.56  16,714,699.865  271,721,548  16.26
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity", Morgan Stanley Dean Witter Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures and forwards contracts, options on futures contracts, physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Dean Witter Reynolds, Inc. ("DWR"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International ("MSIL") which provide clearing and execution services. Morgan Stanley Dean Witter Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. Demeter, DWR, MS & Co., MSCM and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays each Partnership interest income on 80% of the month's average daily "Net Assets" (as defined in the limited partnership agreements) for the month in the case of Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - The brokerage fees for Spectrum Commodity, Spectrum Currency, and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such brokerage fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027, Spectrum Currency, Spectrum
Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



2.  Related Party Transactions

The Partnerships pay brokerage fees to DWR as described in Note
1. Spectrum Commodity pays management fees and incentive fees (if applicable) to MSCM. Each Partnerships' cash is on deposit with DWR, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management Inc.

Morgan Stanley Dean Witter Spectrum Currency L.P.
  John W. Henry & Company, Inc. ("JWH")
  Sunrise Capital Partners, LLC ("Sunrise")

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Eclipse Capital Management, Inc.  ("Eclipse")

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).

The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% of Net Assets on the first day of each month (a
2% annual rate).

The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month
(a 1.25% annual rate).

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)



The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% per month of Net Assets allocated to Blenheim on the first day of each month, and 1/12 of 3% per month of Net Assets allocated to AICM and Eclipse on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% of Net Assets allocated to JWH on the first day of each month, 1/12 of 3% of Net Assets allocated to Campbell on the first day of each month and 1/12 of 4% of Net Assets allocated to Chesapeake on the first day of each month (annual rates of 2%, 3% and 4% respectively).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 17.5% of Partnership's trading profits, as determined from the end of the last period in which an incentive fee was earned.

Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each month.

Spectrum Global Balanced, Spectrum Select and Spectrum
Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnerships represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.